UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*



                                  ICAGEN, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    45104P104
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                                 (CUSIP Number)


                                         with copy to:
Xmark Opportunity Partners, LLC          Lowenstein Sandler PC
90 Grove Street, Suite 201               1251 Avenue of the Americas, 18th Floor
Ridgefield, Connecticut 06877            New York, New York 10020
Attention: Ms. Mary L. King              Attention: Peter D. Greene, Esq.
(203) 244-9503                           (646) 414-6908
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 13, 2010
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             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.     45104P104
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1)   Names of Reporting  Persons.  I.R.S.  Identification  Nos. of above persons
     (entities only):

                 Xmark Opportunity Partners, LLC
                 20-2052197
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2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)               Not
            (b)            Applicable

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3)   SEC Use Only

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4)   Source of Funds (See Instructions):   AF, WC

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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e):
                    Not Applicable
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6)   Citizenship or Place of Organization:   United States

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     Number of                          7)  Sole Voting Power:        2,095,996*
                                            ------------------------------------
     Shares Beneficially                8)  Shared Voting Power:
                                            ------------------------------------
     Owned by
     Each Reporting                     9)  Sole Dispositive Power:   2,095,996*
                                            ------------------------------------
     Person With                       10)  Shared Dispositive Power:
                                            ------------------------------------
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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:    2,095,996*

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12)  Check  if  the  Aggregate  Amount in  Row (11) Excludes Certain Shares (See
     Instructions):
                      Not Applicable
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13)  Percent of Class Represented by Amount in Row (11):     4.4%*

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14)  Type of Reporting Person (See Instructions):  IA

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* Xmark Opportunity Partners, LLC ("Opportunity Partners") is the sole member of the investment manager of Xmark Opportunity Fund, L.P., a Delaware limited partnership ("Opportunity LP"), and Xmark Opportunity Fund, Ltd., a Cayman Islands exempted company ("Opportunity Ltd"), and, as such, possesses sole power to vote and direct the disposition of all securities of Icagen, Inc., a Delaware corporation (the "Company"), held by Opportunity LP and Opportunity Ltd. David
C. Cavalier and Mitchell D. Kaye, the Co-Managing Members of Xmark Capital Partners, LLC, the Managing Member of Opportunity Partners, share voting and
investment  power  with  respect  to  all  securities   beneficially   owned  by
Opportunity Partners.

As of January 26, 2010, Opportunity LP held 596,859 shares of Common Stock, $0.001 par value per share (the "Common Shares"), of the Company and Opportunity Ltd held 1,499,137 Common Shares of the Company. Based upon information set forth in the Company's most recent Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 9, 2009, there were 47,182,222 Common Shares of the Company deemed issued and outstanding as of January 26, 2010. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Opportunity Partners is deemed to beneficially own 2,095,996 Common Shares of the Company, or 4.4% of the Common Shares of the Company deemed issued and outstanding as of January 26, 2010. Opportunity Partners's interest in the securities reported herein is limited to the extent of its pecuniary interest in Opportunity LP and Opportunity Ltd, if any.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended by deleting Item 5 in its entirety and by substituting the following in lieu thereof:

          Based upon information set forth in the Company's most recent Quarterly Report on Form 10-Q, as filed with the Securities and Exchange
Commission on November 9, 2009, there were 47,182,222 Common Shares of the Company deemed issued and outstanding as of January 25, 2010.

          As of January 26, 2010, Opportunity LP held 596,859 Common Shares of the Company and Opportunity Ltd held 1,499,137 Common Shares of the Company.

          Opportunity Partners possesses sole power to vote and direct the disposition of all securities of the Company held by Opportunity LP and Opportunity Ltd. Messrs. Cavalier and Kaye share voting and investment power with respect to all securities beneficially owned by Opportunity Partners.

          As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Opportunity Partners is deemed to beneficially own 2,095,996 Common Shares of the Company, or 4.4% of the Common Shares of the Company deemed issued and outstanding as of January 26, 2010. As of January 15, 2010, Opportunity Partners ceased to be the beneficial owner of more than 5% of the Company's Common Shares deemed issued and outstanding as of January 15, 2010.

          The following table details all of the transactions in Common Shares of the Company, or securities convertible into, exercisable for or exchangeable for Common Shares of the Company, by the persons referenced in Item 2 (each of which were effected by Opportunity LP and Opportunity Ltd in ordinary brokerage transactions), during the sixty (60) day period occurring on or prior to January 26, 2010:



                    Type of           Number                          Price per
     Date         Transaction       of Shares      Security Type      Share ($)
     ----         -----------       ---------      -------------      ----------

   1/11/2010         Sale             78,171       Common Shares      $0.7297
   1/12/2010         Sale             55,000       Common Shares      $0.7302
   1/13/2010         Sale            569,800       Common Shares      $0.9421
   1/14/2010         Sale             87,861       Common Shares      $1.0001
   1/15/2010         Sale            192,000       Common Shares      $0.9094
   1/19/2010         Sale             15,200       Common Shares      $0.9500
   1/20/2010         Sale             82,000       Common Shares      $0.9518
   1/21/2010         Sale             54,000       Common Shares      $0.9394
   1/22/2010         Sale             12,107       Common Shares      $0.9500
   1/25/2010         Sale             41,300       Common Shares      $0.9483
   1/26/2010         Sale             15,000       Common Shares      $0.9320

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 26, 2010                              XMARK OPPORTUNITY PARTNERS, LLC
                                              By:  XMARK CAPITAL PARTNERS, LLC,
                                                   its Managing Member

                                              By:     /s/ David C. Cavalier
                                                 -------------------------------
                                              Name:    David C. Cavalier
                                              Title:   Co-Managing Member



      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).